                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                Commission File Number 000-04123
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                           NOTIFICATION OF LATE FILING


(Check One):             [X] Form 10-K         [_] Form 11-K          [_] Form 20-F           [_] Form 10-Q           [_] Form N-SAR
For Period Ending:     June 30, 2001
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        [  ] Transition Report on Form 10-K                                  [  ] Transition Report on Form 10-Q
        [  ] Transition Report on Form 20-F                                  [  ] Transition Report on Form N-SAR
        [  ] Transition Report on Form 11-K

                          Read the attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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                         Part I. Registrant Information

Full name of registrant     MOYCO TECHNOLOGIES, INC.
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Former name if applicable
                                     MOYCO INDUSTRIES, INC.
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Address of principal executive office (Street and number) 200 Commerce Drive
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City, State and Zip Code  Montgomeryville, PA 18936
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                         Part II. Rule 12b-25(b) and (c)
         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report on transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[_] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached is applicable.

                               Part III. Narrative

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attached extra sheets if needed.)

         Moyco Technologies, Inc. (the "Company") is unable to file its Annual Report on Form 10-KSB for the fiscal year ended June 30, 2001 without unreasonable expense and effort due to the Company's recent divestiture of a principal business division. The consummation of this transaction placed a substantial burden on the Company's accounting department, preventing them from timely completing the compilation of all necessary financial information and to provide sufficient time for review by its independent auditors.

                           Part IV. Other Information



         (1) Name and telephone number of person to contact in regard to this notification

    Joseph Sternberg                     (215)                  855-4300
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         (Name)                       (Area Code)           (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                               [X] Yes    [_] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                               [_] Yes    [X] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                            Moyco Technologies, Inc.
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                  (Name of registrant as specified in charter)

                            MOYCO TECHNOLOGIES, INC.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date September 28, 2001                     By /S/ Marvin Sternberg
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                                               President